SEC File Number:	000-33283
CUSIP Number:	00762W107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:

☑ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended: December 31, 2014

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Advisory Board Company

Full Name of Registrant

N/A

Former Name if Applicable

2445 M Street, N.W.

Address of Principal Executive Office (Street and Number)

Washington, D.C. 20037

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Advisory Board Company (the “Company”) could not file its Transition Report on Form 10-K for the transition period ended December 31, 2014 (the “transition period”) without unreasonable effort or expense by the due date of March 2, 2015. The Company requires additional time to finalize the Company’s accounting treatment in its audited consolidated financial statements of the tax effect of the Company’s equity loss in an unconsolidated entity and the change in the Company’s fiscal year from the period beginning on April 1 and ending on March 31 to the transition period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Michael T. Kirshbaum	202	266-5600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The information in Part III of this form is incorporated in this Part IV by reference. The Company previously announced preliminary financial results for the transition period and the corresponding prior-year period in a news release furnished as Exhibit 99.1 to its Current Report on Form 8-K filed with the SEC on February 11, 2015. These preliminary results for the transition period reflected revenue of $436.2 million, net loss attributable to common stockholders of $1.7 million, and net loss per diluted share of $0.05. For the corresponding prior-year period, the Company announced revenue of $382.6 million, net income attributable to common stockholders of $16.5 million, and net income per diluted share of $0.45. Pending finalization of the accounting treatment referred to in Part III of this form, the Company is unable to estimate the changes, if any, such accounting treatment might require to such previously-announced net loss (income) attributable to common stockholders or net loss (income) per diluted share for the transition period and the prior-year corresponding period.

The Advisory Board Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 3, 2015	By:	/s/ MICHAEL T. KIRSHBAUM
Michael T. Kirshbaum
Chief Financial Officer and Treasurer